UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (issuer))
QLT Inc. (issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
(604) 707-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
COPY TO:
CHRISTOPHER J. CUMMINGS
SHEARMAN & STERLING LLP
COMMERCE COURT WEST
SUITE 4405, P.O. BOX 247
TORONTO, ONTARIO M5L 1E8
(416) 360-8484
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer:     ☐

news release
QLT TO REPURCHASE UP TO 13 MILLION COMMON SHARES,
THIS REPRESENTS APPROXIMATELY 15% OF SHARES OUTSTANDING
Modified “Dutch Auction” Tender Offer to Commence on or About August 3, 2006

For Immediate Release	July 27, 2006
VANCOUVER, CANADA—QLT Inc. (NASDAQ: QLTI; TSX: QLT) announced that its Board of Directors has authorized management to proceed with an offer to purchase up to 13 million common shares in a modified “Dutch Auction” tender offer. If the offer is fully taken up it will represent approximately 15% of the currently outstanding shares for a maximum purchase price of approximately US$104 million. Under the tender offer, shareholders will have the opportunity to tender all or a portion of their shares at a price that is not less than US$7.00 and not greater than US$8.00 during the period from approximately August 3, 2006 to September 8, 2006. The Company’s existing normal course issuer bid, under which the Company has already returned approximately US$51 million to shareholders, has been terminated.
The tender offer will be financed from the Company’s existing cash reserves.
“We believe that QLT’s current stock price does not reflect the underlying value of the Company or the Company’s potential for creating shareholder value, particularly given our announced intention to focus on ocular and our confidence in Visudyne,” said Bob Butchofsky, President and Chief Executive Officer of QLT. “We have spent a great deal of time analyzing our business, and the capital required to fund the opportunities and challenges ahead. This tender offer represents an efficient return of capital to our shareholders and demonstrates our confidence in our future prospects as we invest in our own stock at a premium to recent trading levels.”
Tender Offer
The terms and conditions of the tender offer will be set out in an offer to purchase and circular to be mailed to shareholders on or about August 3, 2006. Shareholders will be invited to tender all or a portion of their shares at a price that is not less than US$7.00 and not greater than US$8.00. The tender offer will commence on or about August 3, 2006 and will expire on September 8, 2006, unless extended. Based on the number of shares tendered and the prices specified by the tendering shareholders, QLT will determine the lowest price per share within the range that will enable it to buy 13 million shares properly tendered. Shareholders whose shares are purchased under the offer will be paid the purchase price in cash, without interest, promptly after the expiration date.

Merrill Lynch & Co. and BMO Capital Markets will serve as dealer managers for the tender offer. Georgeson Shareholder Communications Inc. will serve as information agent and Computershare Investor Services Inc. will serve as the depositary. The offer to purchase and circular describing the terms of the tender offer is expected to be mailed to all shareholders on or about August 3, 2006.
None of the Company, its Board of Directors, the information agent, the depositary or the dealer managers makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company. Please review the offer to purchase and circular and related documents carefully and consult with your financial and tax advisors prior to making any decision in respect to the offer.
Conference Call Details
Today at 8:30 a.m. ET (5:30 a.m. PT), QLT will hold a conference call to discuss the second quarter results and the tender offer. The call will be broadcast live via the Internet at www.qltinc.com. To participate on the call, please dial 1-800-525-6384 (North America) or 780-409-1668 (International) before 8:30 a.m. ET. A replay of the call will be available via the Internet and also via telephone at 1-800-678-0453 (North America) or 402-220-1458 (International), access code 2032745.
About QLT
QLT Inc. is a global biopharmaceutical company specializing in developing treatments for eye diseases as well as dermatological and urological conditions. Together with our subsidiaries, we have combined our expertise in the discovery, development and commercialization of innovative drug therapies with our two unique technology platforms, photodynamic therapy and Atrigel®, to create products such as Visudyne® and Eligard®.
For more information, visit our web site at www.qltinc.com.

QLT Inc.:
Vancouver, Canada
Therese Hayes / Bal Bains
Telephone: 604-707-7000 or 1-800-663-5486
Fax: 604-707-7001
Atrigel is a registered trademark of QLT USA, Inc.
Visudyne is a registered trademark of Novartis AG.
Eligard is a registered trademark of Sanofi-Synthelabo Inc.
QLT Inc. is listed on The NASDAQ Stock Market under the trading symbol “QLTI” and on The Toronto Stock Exchange under the trading symbol “QLT.”

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of QLT common stock. The solicitation and the offers to buy QLT common stock will only be made pursuant to a separate offer to purchase and related materials. At the time the tender offer is commenced, QLT will file a Tender Offer Statement on Schedule TO with the SEC. Shareholders should carefully read the Tender Offer Statement, the offer to purchase, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase, the related letter of transmittal and certain other documents are expected to be sent to all holders of QLT common stock, at no expense to them, promptly following commencement of the offer. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed by QLT with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.
Certain statements in this press release constitute “forward-looking statements” and “forward-looking information” of QLT, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and there are a number of risks, uncertainties and other factors which could cause actual events to differ materially, including but not limited to the factor that our intention to purchase our common shares may be impacted by market factors and our operating results, and by other factors described in detail in QLT’s Annual Information Form and Annual Report on Form 10-K, quarterly reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are based on our current expectations and QLT assumes no obligation to update such information to reflect later events or developments, except as required by law.